FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.	Date of Material Change

December 4, 2015

Item 3.	News Release

Hudbay issued a news release with respect to the material change referred to in this report on December 4, 2015. The news release was disseminated through the newswire services of Marketwired. A copy of the news release is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On December 4, 2015, Hudbay announced that David Garofalo has provided notice to the Board of Directors (the “Board”) of his resignation as President and Chief Executive Officer. Hudbay also announced that it has appointed Alan Hair, the Company’s current Chief Operating Officer, as President and Chief Executive Officer, effective January 1, 2016.

Item 5.	Full Description of Material Change

On December 4, 2015, Hudbay announced that David Garofalo has provided notice to the Board of his resignation as President and Chief Executive Officer and that he has accepted an appointment as President and Chief Executive Officer of Goldcorp Inc.

Hudbay also announced that it has appointed Alan Hair as President and Chief Executive Officer. Mr. Hair has served as Hudbay's Chief Operating Officer since 2012 and he has held a number of senior leadership roles in business development and operations at Hudbay since 1996. Mr. Hair has worked in the mining industry for over 30 years and holds a degree in mineral engineering from the University of Leeds.

The Chief Executive Officer transition and Mr. Garofalo’s resignation from Hudbay’s Board will be effective January 1, 2016.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Hudbay is knowledgeable about the material change and this report:

Patrick Donnelly
Vice President, General Counsel and Corporate Secretary
416-362-2576

Item 9.	Date of Report

December 7, 2015